August 26, 2025

Dominic Wells
Chief Executive Officer
Onfolio Holdings Inc.
1007 North Orange Street, 4th Floor
Wilmington, DE 19801

       Re: Onfolio Holdings Inc.
           Registration Statement on Form S-1
           Filed August 22, 2025
           File No. 333-289787
Dear Dominic Wells:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jeff Kauten at 202-551-3447 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:   David M. Bovi